Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings:
Income (loss) from continuing operations before income taxes	$118.5	$42.5	$29.9	$24.4
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.4)	—	0.7	0.4
Fixed charges	24.7	29.6	94.9	58.1
Earnings (loss)	$142.8	$72.1	$125.5	$82.9
Fixed charges:
Interest expense, including debt discount amortization	14.0	24.2	$34.2	$47.5
Amortization/writeoff of debt issuance costs	7.6	1.7	54.2	3.1
Portion of rental expense representative of interest factor (assumed to be 33%)	3.1	3.7	6.5	7.5
Fixed charges	$24.7	$29.6	$94.9	$58.1
Ratio of earnings to fixed charges	5.8	2.4	1.3	1.4
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—